Exhibit 17.1
RESIGNATION

I, Albert Berrow, president, chief financial officer, principal executive officer and a director of Zone Mining Limited, a Nevada corporation (“Corporation”), hereby tender and submit my resignation as an officer and a director of the Corporation; such resignation to be effective on the ___ day of August 2006. Through this resignation, I intend to resign every office held by me and understand that upon execution, I will no longer be an officer or a direction of the Corporation.
Further, I specifically acknowledge that the Corporation has no further obligation to me or any of my affiliates related to compensation, loans or otherwise, including any obligation for cash payments or the issuance of stock.

Date: August 31, 2006	/s/ Albert Berrow
Albert Berrow